================================================================================




                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549






                             ----------------------

                                    FORM 11-K

                             ----------------------




                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



                             ----------------------

For the fiscal year ended December 31, 1995     Commission File Number 001-12746

                             ----------------------


                        SECURITY-CONNECTICUT CORPORATION
                          SAVINGS & PROFIT SHARING PLAN
             (Exact Name of Registrant as Specified in its Charter)


           Delaware                                06-1383088
  (State of Incorporation)           (I.R.S. Employer Identification Number)


                   20 Security Drive, Avon, Connecticut 06001
                    (Address of Principal Executive Offices)

                  Registrant's telephone number (860) 677-8621




                        SECURITY-CONNECTICUT CORPORATION
                             (Issuer of Securities)


                   20 Security Drive, Avon, Connecticut 06001
                     (Address of Issuer's Executive Offices)







================================================================================

                              REQUIRED INFORMATION


     Security-Connecticut Corporation Savings & Profit Sharing Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the year ended December 31, 1995 and the period from February 2, 1994 to December 31, 1994, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.






                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                  Security-Connecticut Corporation Savings & Profit Sharing Plan
                  --------------------------------------------------------------
                                        (Name of Plan)





                  /s/ Robert J. Voight
                  --------------------------------------------------------------
                  Robert J. Voight
                  Senior Vice President, Financial Management






June 19, 1996

                                   APPENDIX 1



         SECURITY-CONNECTICUT CORPORATION SAVINGS & PROFIT SHARING PLAN


                FINANCIAL STATEMENTS AS OF DECEMBER 31, 1995 AND
               1994 AND FOR THE YEAR ENDED DECEMBER 31, 1995 AND
           FOR THE PERIOD FROM FEBRUARY 2, 1994 TO DECEMBER 31, 1994,
                 SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR
            ENDED DECEMBER 31, 1995 AND INDEPENDENT AUDITORS' REPORT

                        Security-Connecticut Corporation
                          Savings & Profit Sharing Plan

                          Audited Financial Statements
                           and Supplemental Schedules


                      Year ended December 31, 1995 and the
               Period from February 2, 1994 to December 31, 1994





                                    Contents

Report of Independent Auditors............................................... 1

Audited Financial Statements

Statements of Net Assets Available for Benefits, by Investment Option........ 2
Statements of Changes in Net Assets Available for Benefits,
   by Investment Option...................................................... 7
Notes to Financial Statements................................................12


Supplemental Schedules

Assets Held for Investment Purposes..........................................20
Reportable Transactions......................................................21

                         Report of Independent Auditors


Retirement Plan Committee
Security-Connecticut Corporation


     We have audited the accompanying statements of net assets available for benefits of the Security-Connecticut Corporation Savings & Profit Sharing Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the year ended December 31, 1995 and for the period from February 2, 1994 through December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995 and for the period from February 2, 1994 through December 31, 1994, in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1995, and reportable transactions for the year ended December 31, 1995, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The Investment Option Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each Investment Option Account. The supplemental schedules and Investment Option Information have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.





Hartford, Connecticut                                          ERNST & YOUNG LLP
June 6, 1996

                        Security-Connecticut Corporation
                          Savings & Profit Sharing Plan
      Statement of Net Assets Available for Benefits, by Investment Option

                                December 31, 1995
                               Investment Options

                                                                         Small      Medium     Large
                                          SCC        LNC      Int'l       Cap        Cap        Cap        Core      Value
                                         Stock      Stock     Equity     Equity     Equity     Equity     Equity     Equity
                                        Account    Account    Account    Account    Account    Account    Account    Account
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
Assets
Investments:
  Common stock                        $3,071,282 $3,370,125
  Segregated investment accounts                            $   22,904 $   89,162 $  991,678 $  506,214 $1,016,316 $   21,671
  Unallocated insurance contract
  Participant notes receivable
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
                                       3,071,282  3,370,125     22,904     89,162    991,678    506,214  1,016,316     21,671
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------

Cash and invested cash                   184,347     35,152
Accrued interest receivable                  792        188
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
Net assets available for benefits     $3,256,421 $3,405,465 $   22,904 $   89,162 $  991,678 $  506,214 $1,016,316 $   21,671
                                      ========== ========== ========== ========== ========== ========== ========== ==========





                        See notes to financial statements

                        Security-Connecticut Corporation
                          Savings & Profit Sharing Plan
 Statement of Net Assets Available for Benefits, by Investment Option (continued)

                                December 31, 1995
                               Investment Options
                                         High    Government/                    T. Rowe Price
                                        Yield     Corporate Government   Short  International  Strong    Fidelity
                                         Bond       Bond       Bond       Term      Equity    Discovery Contrafund    Janus
                                        Account    Account    Account    Account    Account    Account    Account    Account
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
Assets
Investments:
  Common stock
  Segregated investment accounts      $    4,639 $  194,884 $  196,976 $  398,603 $   35,774 $   59,052 $   70,430 $   36,131
  Unallocated insurance contract
  Participant notes receivable
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
                                           4,639    194,884    196,976    398,603     35,774     59,052     70,430     36,131
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------

Cash and invested cash
Accrued interest receivable
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
Net assets available for benefits     $    4,639 $  194,884 $  196,976 $  398,603 $   35,774 $   59,052 $   70,430 $   36,131
                                      ========== ========== ========== ========== ========== ========== ========== ==========






                        See notes to financial statements

                        Security-Connecticut Corporation
                          Savings & Profit Sharing Plan
 Statement of Net Assets Available for Benefits, by Investment Option (continued)

                                December 31, 1995
                               Investment Options

                                       Fidelity
                                         Asset    Aggressive             Conservative
                                        Manager    Balanced    Balanced    Balanced   Guaranteed     Loan
                                        Account     Account     Account     Account     Account     Account      Total
                                      ----------  ----------  ----------  ----------  ----------  ----------  -----------
Assets
Investments:
  Common stock                                                                                                $ 6,441,407
  Segregated investment accounts      $    4,191  $   18,269  $   23,306  $    2,053                            3,692,253
  Unallocated insurance contract                                                      $3,054,562                3,054,562
  Participant notes receivable                                                                    $  464,377      464,377
                                      ----------  ----------  ----------  ----------  ----------  ----------  -----------
                                           4,191      18,269      23,306       2,053   3,054,562     464,377   13,652,599
                                      ----------  ----------  ----------  ----------  ----------  ----------  -----------

Cash and invested cash                                                                                            219,499
Accrued interest receivable                                                                                           980
                                      ----------  ----------  ----------  ----------  ----------  ----------  -----------
Net assets available for benefits     $    4,191  $   18,269  $   23,306  $    2,053  $3,054,562  $  464,377  $13,873,078
                                      ==========  ==========  ==========  ==========  ==========  ==========  ===========





                        See notes to financial statements

                        Security-Connecticut Corporation
                          Savings & Profit Sharing Plan
      Statement of Net Assets Available for Benefits, by Investment Option

                                December 31, 1994
                               Investment Options

                                          SCC                   Medium       Large                  Gov't/
                                        Common        LNC        Cap          Cap        Core     Corporate
                                         Stock       Stock      Equity       Equity     Equity       Bond
                                        Account     Account     Account      Account    Account     Account
                                      ----------  ----------  ----------  ----------  ----------  ----------
Assets
Investments:
  Common stock                        $1,657,980  $2,616,565
  Segregated investment accounts                              $  642,292  $  266,218  $  708,073  $  124,498
  Unallocated insurance contract
  Participant notes receivable
                                      ----------  ----------  ----------  ----------  ----------  ----------
                                       1,657,980   2,616,565     642,292     266,218     708,073     124,498
                                      ----------  ----------  ----------  ----------  ----------  ----------

Cash and invested cash                   755,637       8,577
Accrued interest receivable                1,401          42
                                      ----------  ----------  ----------  ----------  ----------  ----------
  Total assets                         2,415,018   2,625,184     642,292     266,218     708,073     124,498

Liabilities:
  Payable to Security-Connecticut
   Corporation                            20,769
                                      ----------  ----------  ----------  ----------  ----------  ----------
  Total liabilities                       20,769
                                      ----------  ----------  ----------  ----------  ----------  ----------


Net assets available for benefits     $2,394,249  $2,625,184  $  642,292  $  266,218  $  708,073  $  124,498
                                      ==========  ==========  ==========  ==========  ==========  ==========





                        See notes to financial statements

                        Security-Connecticut Corporation
                          Savings & Profit Sharing Plan
      Statement of Net Assets Available for Benefits, by Investment Option

                                December 31, 1994
                               Investment Options

                                         Gov't       Short
                                         Bond        Term     Guaranteed     Loan
                                        Account     Account     Account     Account      Total
                                      ----------  ----------  ----------  ----------  -----------
Assets
Investments:
  Common stock                                                                        $ 4,274,545
  Segregated investment accounts      $  139,887  $  340,421                            2,221,389
  Unallocated insurance contract                              $2,707,860                2,707,860
  Participant notes receivable                                            $  425,148      425,148
                                      ----------  ----------  ----------  ----------  -----------
                                         139,887     340,421   2,707,860     425,148    9,628,942
                                      ----------  ----------  ----------  ----------  -----------

Cash and invested cash                                                                    764,214
Accrued interest receivable                                                                 1,443
                                      ----------  ----------  ----------  ----------  -----------
  Total assets                           139,887     340,421   2,707,860     425,148   10,394,599

Liabilities:
  Payable to Security-Connecticut
   Corporation                                                                             20,769
                                      ----------  ----------  ----------  ----------  -----------
  Total liabilities                                                                        20,769
                                      ----------  ----------  ----------  ----------  -----------


Net assets available for benefits     $  139,887  $  340,421  $2,707,860  $  425,148  $10,373,830
                                      ==========  ==========  ==========  ==========  ===========





                        See notes to financial statements



                        Security-Connecticut Corporation
                          Savings & Profit Sharing Plan
 Statement of Changes in Net Assets Available for Benefits, by Investment Option

                          Year Ended December 31, 1995
                               Investment Options

                                                                            Small       Medium      Large
                                          SCC         LNC       Int'l        Cap         Cap         Cap         Core       Value
                                         Stock       Stock      Equity      Equity      Equity      Equity      Equity      Equity
                                        Account     Account     Account     Account     Account     Account     Account     Account
                                      ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Additions to net assets attributed to:
Net realized and unrealized
  appreciation in fair value
  of investments                      $  426,411  $1,278,873  $      807  $    3,631  $  220,504  $   91,255  $  277,824  $    2,770
Investment income:
  Interest                                12,373         975
  Dividends                               41,869     125,689
                                      ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
    Total investment income               54,242     126,664

Contributions:
  Participants                           130,065                   3,096       3,965     114,298      61,220     102,856       3,748
  Employer                               146,799
  Rollovers                                9,497                   4,622       3,094       8,194       7,713       9,542       7,814
                                      ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
    Total contributions                  286,361                   7,718       7,059     122,492      68,933     112,398      11,562
                                      ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------

  Total additions                        767,014   1,405,537       8,525      10,690     342,996     160,188     390,222      14,332

Deductions from net assets attributed to:
Distributions to participants             28,135     142,856                              10,637       5,671      82,958
                                      ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
  Total deductions                        28,135     142,856                              10,637       5,671      82,958
                                      ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------

Net increase prior to interfund
  transfers                              738,879   1,262,681       8,525      10,690     332,359     154,517     307,264      14,332
Interfund transfers (net)                123,293    (482,400)     14,379      78,472      17,027      85,479         979       7,339
                                      ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
  Net increase                           862,172     780,281      22,904      89,162     349,386     239,996     308,243      21,671
Net assets available for benefits
  Beginning of period                  2,394,249   2,625,184           0           0     642,292     266,218     708,073           0
                                      ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
  End of year                         $3,256,421  $3,405,465  $   22,904  $   89,162  $  991,678  $  506,214  $1,016,316  $   21,671
                                      ==========  ==========  ==========  ==========  ==========  ==========  ==========  ==========





                        See notes to financial statements


                        Security-Connecticut Corporation
                          Savings & Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits, by Investment Option (continued)

                          Year Ended December 31, 1995
                               Investment Options

                                         High     Government/                        T. Rowe Price
                                        Yield      Corporate  Government    Short    International  Strong     Fidelity
                                         Bond        Bond        Bond        Term       Equity     Discovery  Contrafund     Janus
                                        Account     Account     Account     Account     Account     Account     Account     Account
                                      ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Additions to net assets attributed to:
Net realized and unrealized
  appreciation in fair value
  of investments                      $      276  $   29,700  $   21,685  $   21,334  $    1,882  $    5,229  $    6,876  $    2,464
Investment income:
  Interest
  Dividends
                                      ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
    Total investment income

Contributions:
  Participants                               317      33,872      27,561      14,702       4,627       2,387      12,005       4,360
  Employer
  Rollovers                                4,046       8,902       2,246                   3,094       4,799       6,271      25,572
                                      ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
    Total contributions                    4,363      42,774      29,807      14,702       7,721       7,186      18,276      29,932
                                      ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
  Total additions                          4,639      72,474      51,492      36,036       9,603      12,415      25,152      32,396

Deductions from net assets attributed to:
Distributions to participants                          4,597         350      12,076
                                      ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
  Total deductions                                     4,597         350      12,076
                                      ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------

Net increase prior to interfund
  transfers                                4,639      67,877      51,142      23,960       9,603      12,415      25,152      32,396
Interfund transfers (net)                              2,509       5,947      34,222      26,171      46,637      45,278       3,735
                                      ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
  Net increase                             4,639      70,386      57,089      58,182      35,774      59,052      70,430      36,131
Net assets available for benefits
  Beginning of period                          0     124,498     139,887     340,421           0           0           0           0
                                      ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
  End of year                         $    4,639  $  194,884  $  196,976  $  398,603  $   35,774  $   59,052  $   70,430  $   36,131
                                      ==========  ==========  ==========  ==========  ==========  ==========  ==========  ==========





                        See notes to financial statements


                        Security-Connecticut Corporation
                          Savings & Profit Sharing Plan
 Statement of Changes in Net Assets Available for Benefits, by Investment Option (continued)

                          Year Ended December 31, 1995
                               Investment Options

                                       Fidelity
                                         Asset      Aggressive               Conservative
                                        Manager      Balanced     Balanced     Balanced   Guaranteed      Loan
                                        Account      Account      Account      Account      Account      Account       Total
                                      -----------  -----------  -----------  -----------  -----------  -----------  -----------
Additions to net assets attributed to:
Net realized and unrealized
  appreciation in fair value
  of investments                      $       176  $     1,471  $     2,477  $        33                            $ 2,395,678
Investment income:
  Interest                                                                                $   193,286  $    37,100      243,734
  Dividends                                                                                                             167,558
                                      -----------  -----------  -----------  -----------  -----------  -----------  -----------
    Total investment income                                                                   193,286       37,100      411,292

Contributions:
  Participants                              3,632        2,323        3,370          559      268,605                   797,568
  Employer                                                                                                              146,799
  Rollovers                                             14,475                                 66,481                   186,362
                                      -----------  -----------  -----------  -----------  -----------  -----------  -----------
    Total contributions                     3,632       16,798        3,370          559      335,086                 1,130,729
                                      -----------  -----------  -----------  -----------  -----------  -----------  -----------

  Total additions                           3,808       18,269        5,847          592      528,372       37,100    3,937,699

Deductions from net assets attributed to:
Distributions to participants                                                                 139,638       11,533      438,451
                                      -----------  -----------  -----------  -----------  -----------  -----------  -----------
  Total deductions                                                                            139,638       11,533      438,451
                                      -----------  -----------  -----------  -----------  -----------  -----------  -----------

Net increase prior to interfund
  transfers                                 3,808       18,269        5,847          592      388,734       25,567    3,499,248
Interfund transfers (net)                     383                    17,459        1,461      (42,032)      13,662            0
                                      -----------  -----------  -----------  -----------  -----------  -----------  -----------
  Net increase                              4,191       18,269       23,306        2,053      346,702       39,229    3,499,248
Net assets available for benefits
  Beginning of period                                                                       2,707,860      425,148   10,373,830
                                      -----------  -----------  -----------  -----------  -----------  -----------  -----------

  End of year                         $     4,191  $    18,269  $    23,306  $     2,053   $3,054,562  $   464,377  $13,873,078
                                      ===========  ===========  ===========  ===========   =========== ===========  ===========





                        See notes to financial statements



                        Security-Connecticut Corporation
                          Savings & Profit Sharing Plan
 Statement of Changes in Net Assets Available for Benefits, by Investment Option

                Period from February 2, 1994 to December 31, 1994
                               Investment Options

                                          SCC                   Medium      Large                    Gov't/
                                         Common       LNC        Cap         Cap         Core      Corporate
                                         Stock       Stock      Equity      Equity      Equity        Bond
                                        Account     Account     Account     Account     Account      Account
                                      ----------  ----------  ----------  ----------  -----------  ----------
Additions to net assets attributed to:
Net realized and unrealized
  appreciation (depreciation) in
  fair value of investments           $  122,422  $ (448,414) $  (26,994) $  (23,715) $    (9,728) $   (4,670)
Investment income:
  Interest                                 9,358       1,293
  Dividends                               21,183      90,608
                                      ----------  ----------  ----------  ----------  -----------  ----------
    Total investment income               30,541      91,901

Contributions:
  Participants                            94,679                 104,708      56,541       88,113      26,682
  Employer                               509,368
  Rollovers                              156,581                  13,325         228          228
                                      ----------  ----------  ----------  ----------  -----------  ----------
    Total contributions                  760,628                 118,033      56,769       88,341      26,682
                                      ----------  ----------  ----------  ----------  -----------  ----------
Transfer of  assets from Lincoln
  National Corporation Plan                    0   4,372,639     542,567     290,281      601,858      82,777
                                      ----------  ----------  ----------  ----------  -----------  ----------
  Total additions                        913,591   4,016,126     633,587     323,335      680,471     104,789

Deductions from net assets attributed to:
Distributions to participants             40,967      60,299      11,468         281        1,524         397
                                      ----------  ----------  ----------  ----------  -----------  ----------
  Total deductions                        40,967      60,299      11,468         281        1,524         397
                                      ----------  ----------  ----------  ----------  -----------  ----------
Net increase prior to interfund
  transfers                              872,624   3,955,827     622,138     323,054      678,947     104,392
Interfund transfers (net)              1,521,625  (1,330,643)     20,154     (56,836)      29,126      20,106
                                      ----------  ----------  ----------  ----------  -----------  ----------
  Net increase                         2,394,249   2,625,184     642,292     266,218      708,073     124,498

Net assets available for benefits
  Beginning of period                          0           0           0           0            0           0
                                      ----------  ----------  ----------  ----------  -----------  ----------
  End of year                         $2,394,249  $2,625,184  $  642,292  $  266,218  $   708,073  $  124,498
                                      ==========  ==========  ==========  ==========  ===========  ==========





                        See notes to financial statements

                        Security-Connecticut Corporation
                          Savings & Profit Sharing Plan
 Statement of Changes in Net Assets Available for Benefits, by Investment Option

                Period from February 2, 1994 to December 31, 1994
                               Investment Options

                                         Gov't       Short
                                         Bond        Term     Guaranteed     Loan
                                        Account     Account     Account     Account      Total
                                      ----------  ----------  ----------  ----------  -----------
Additions to net assets attributed to:
Net realized and unrealized
  appreciation (depreciation) in
  fair value of investments           $   (2,951) $   10,818                          $  (383,232)
Investment income:
  Interest                                                    $  163,615  $   31,707      205,973
  Dividends                                                                               111,791
                                      ----------  ----------  ----------  ----------  -----------
    Total investment income                                      163,615      31,707      317,764

Contributions:
  Participants                            23,586      13,061     261,664                  669,034
  Employer                                                                                509,368
  Rollovers                                          189,620       9,803                  369,785
                                      ----------  ----------  ----------  ----------  -----------
                                          23,586     202,681     271,467                1,548,187
                                      ----------  ----------  ----------  ----------  -----------
Transfer of  assets from Lincoln
  National Corporation Plan              123,309     170,083   2,653,609     345,450    9,182,573
                                      ----------  ----------  ----------  ----------  -----------
  Total additions                        143,944     383,582   3,088,691     377,157   10,665,292

Deductions from net assets attributed to:
Distributions to participants              2,839      10,418     157,419       5,850      291,462
                                      ----------  ----------  ----------  ----------  -----------
  Total deductions                         2,839      10,418     157,419       5,850      291,462
                                      ----------  ----------  ----------  ----------  -----------
Net increase prior to interfund
  transfers                              141,105     373,164   2,931,272     371,307   10,373,830
Interfund transfers (net)                 (1,218)    (32,743)   (223,412)     53,841        -
                                      ----------  ----------  ----------  ----------  -----------
  Net increase                           139,887     340,421   2,707,860     425,148   10,373,830
Net assets available for benefits
  Beginning of period                          0           0           0           0            0
                                      ----------  ----------  ----------  ----------  -----------
  End of year                         $  139,887  $  340,421  $2,707,860  $  425,148  $10,373,830
                                      ==========  ==========  ==========  ==========  ===========





                        See notes to financial statements

                        Security-Connecticut Corporation
                          Savings & Profit Sharing Plan
                          Notes to Financial Statements




Note 1. Description of Plan

     Security-Connecticut Corporation (the "Company" or "SCC") was formed in 1993 by its then parent corporation, Lincoln National Life Insurance Company ("LNL") to serve as an insurance holding company for Security-Connecticut Life Insurance Company and Lincoln Security Life Insurance Company. On February 2, 1994 LNL sold 100% of the outstanding shares of the Company in an Initial Public Offering ("IPO").

     Through the date of the IPO, eligible employees of the Company participated in a contributory defined contribution plan, the Lincoln National Corporation Employees' Savings & Profit Sharing Plan ("LNC Plan") sponsored by Lincoln National Corporation ("LNC"). Subsequent to the IPO, the Company established the Security-Connecticut Corporation Savings & Profit Sharing Plan (the "Plan") for the benefit of eligible employees. The accounts of employees who had participated in the LNC Plan were transferred to the Plan.

     The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.


General

     The Plan is a contributory defined contribution plan covering all employees of the Company and its subsidiaries who have at least one year of service and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).


Contributions

     Each year, participants may contribute 1% to 15% of compensation, as defined in the Plan up to a maximum of $9,240. Participants are not allowed to make after-tax contributions to the Plan. However, after-tax contributions and the earnings on such contributions which were made under the LNC Plan have been transferred to the Plan and are held in an after-tax account. Participants are also permitted to make cash rollover contributions or direct transfers to the Plan from other qualified plans in which they participated.

     Under the Plan, participants are eligible for matching contributions after completion of one year of service. The Company contributes and allocates to each participant's matching contribution account an amount equal to 25% of participant elective contributions which do not exceed 6% of base compensation per payroll period. Matching contributions are made in Security-Connecticut Corporation common stock. Additional matching contributions, based upon a percentage of participant elective contributions up to 6% of the participant's base compensation, per payroll period may be made solely based upon the profitability of the Company as determined by the board of directors each plan year. The participant must be an employee as of the last day of the Plan year to receive any additional matching contributions. The sum of employee and Company contributions for a plan year may not exceed the lesser of $30,000 or 25% of compensation.

                        Security-Connecticut Corporation
                          Savings & Profit Sharing Plan
                    Notes to Financial Statements (continued)



Participants Accounts

     Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and the selected investment option account's earnings. Allocations are based on investment option earnings or account balances, as defined in the Plan. Forfeited balances of terminated participants' nonvested accounts are used to reduce the Company's contribution for the current plan year. As of December 31, 1995 and 1994, net assets available for plan benefits included $579,161 and $443,858, respectively, for participants who have terminated from the plan, but have not withdrawn their vested account balances.


Vesting

     Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of participants' accounts plus actual earnings thereon is based on vesting years of service. Upon termination of employment prior to age 55, a participant would be 50% vested after having credit for two vesting years of service, and 100% vested after three or more vesting years of service.

     As used in the Plan, a vesting year of service is any completed twelve month period of service with the Company. All service counted under the LNC Plan as of the effective date of this Plan is counted under this Plan as well.

     The account of each participant shall be fully vested upon attainment of normal retirement age. As used in the Plan, normal retirement age is age 55. If a participant becomes disabled, that participant shall be entitled to be 100% vested in the participant's account. If a participant dies while employed by the Company, the participant's account shall be fully vested and the beneficiary shall receive a death benefit equal to the value of the account.


Investment Options

     The Plan trustee (Norwest Bank Fort Wayne, N.A.) holds a group annuity contract issued by The Lincoln National Life Insurance Company ("LNL") for the benefit of the Plan which provides for contributions to and investments in LNL segregated investment accounts whose objectives are the same as described for the accounts. Participants are entitled to direct the investment of their accounts, other than the matching contribution account, which is invested in the SCC Common Stock Account. Participants can also direct their investment to the SCC Common Stock Account. A participant may direct contributions in 1% increments in any of the following twenty-one investment options:

SCC Common Stock Account - invests primarily in shares of Security-Connecticut Corporation Common Stock.

LNC Common Stock Account - invests in Lincoln National Corporation Common Stock. No current or future contributions or transfers into this account are permitted, although participants may transfer their prior investment out of this account.

                        Security-Connecticut Corporation
                          Savings & Profit Sharing Plan
                    Notes to Financial Statements (continued)



Investment Options (continued)

International Equity Account - invests in stocks of non-United States Companies. The portfolio is well diversified to control risk and is not highly traded.

Small Capitalization Equity Account - invests in the stocks of small companies which have the potential to grow rapidly and produce superior returns. Small capitalization companies generally are those between $100 million and $600 million in market capitalization.

Medium   Capitalization  Equity  Account  -  invests  in  the  common  stock  of medium-sized companies with strong financial characteristics.

Large Capitalization Equity Account - invests in the common stocks of large companies which have the potential for a significant appreciation in value over an 18-24 month period.

Core Equity Account - invests in the common stock and securities convertible into common stock of established companies and broadly diversifies them to control risk.

Value Equity Account - invests in large capitalization stocks of undervalued companies which are leaders in their industries.

High Yield Bond Account - invests in below-investment-grade bonds. These are bonds with a debt rating below BBB by Moody's or Baa by Standard & Poor's.

Government/Corporate   Bond  Account  -  invests  in  medium-term  to  long-term
corporate and government bonds.

Government Bond Account - invests in fixed income securities issued by the United States government.

Short Term Account - invests in notes of government agencies and private corporations.

T. Rowe Price International Equity Account - invests exclusively in the T. Rowe Price International Stock Fund, a mutual fund which invests primarily in common stocks of established non-U.S. companies having the potential for growth of capital.

Strong Discovery Account - invests exclusively in the Strong Discovery Fund, a mutual fund which invests primarily in common stocks, emphasizing smaller companies with favorable prospects for earnings growth. The Fund may also invest in foreign securities, warrants and corporate or government debt.

Fidelity Contrafund Account - invests exclusively in Fidelity Contrafund, a mutual fund that invests in undervalued stocks of medium-sized and smaller companies not currently favored by the public, but which show a potential for capital appreciation. These include both well-known and lesser-known companies.

Janus Account - purchases shares of the Janus Fund, a mutual fund which invests primarily in common stocks of companies experiencing favorable demand for their products and services.

                        Security-Connecticut Corporation
                          Savings & Profit Sharing Plan
                    Notes to Financial Statements (continued)



Investment Options (continued)

Fidelity Asset Manager Account - invests exclusively in Fidelity Asset Manager, a mutual fund that invests in three different asset classes: stocks, bonds and short-term, fixed-income instruments. The percentage of assets in each class is adjusted periodically as changing market and economic conditions warrant.

Aggressive Balanced Account - invests in three different asset classes: stocks, bonds and money-market instruments. Within each asset class, the accounts invest primarily in Lincoln National Life Insurance Company's separate accounts. The Aggressive Balanced Account places an emphasis on common stocks, both domestic and international.

Balanced Account - invests in three different asset classes: stocks, bonds and money-market instruments. Within each asset class, the accounts invest primarily in Lincoln National Life Insurance Company's separate accounts.

Conservative Balanced Account - invests in three different asset classes: stocks, bonds and money-market instruments. Within each asset class, the accounts invest primarily in Lincoln National Life Insurance Company's separate accounts.

Guaranteed Account - invests in high-quality bonds and mortgages and guarantees principal and a minimum rate of interest.


Participant Notes Receivable

     Loans are available to all participants and beneficiaries on a reasonably equivalent basis. Loans are not available to highly compensated individuals, as defined in Section 414(q) of the Internal Revenue Code, in an amount greater than the amount made available to other participants. Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of (a) $50,000, or (b) one-half of their vested account balance. The $50,000 maximum is reduced by the highest outstanding balance in the previous 12 months. Loan transactions are treated as a transfer from (to) the investment account to
(from) the loan account. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by one-half of the vested balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. In 1995, interest rates charged on loans from the Plan ranged from 6.5% to 11.0%. Principal and interest is paid ratably through bimonthly payroll deductions.


Payment of Benefits

     On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account. On retirement, disability, or death, distributions from the Plan will be made only in the form of a single lump-sum payment in cash, except that amounts held in the LNC and SCC Common Stock Accounts shall be made in cash and whole shares unless the participant elects to receive cash in lieu of shares.

                        Security-Connecticut Corporation
                          Savings & Profit Sharing Plan
                    Notes to Financial Statements (continued)



Note 2. Summary of Accounting Policies

Investment Valuation and Income Recognition

     The Plan's investments are stated at fair value on the basis of (1) the closing price on an exchange on which such securities are listed, (2) the average bid quotations of such securities, (3) quotations from other sources deemed by the Security-Connecticut Corporation Retirement Plan Committee to be reliable as fairly reflecting the market price or redemption price of the securities, (4) the value as reported by an insurance company with respect to a segregated investment account in which the Plan invests, or (5) the average sale or purchase price of the securities when the Trustee is required to sell or purchase securities on the open market to comply with the requests of employees.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

     The unallocated insurance contract is valued at contract value as estimated by LNL. Contract values represent net contributions made under the contract plus interest at the contract rate.


Use of Estimates

     The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of net assets available for benefits as of the date of the financial statements, and that affect the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from these estimates.


Note 3. Investments

     The Plan's investments in the SCC and LNC Common Stock Accounts are held by a bank administered trust fund. The trustee also holds a group annuity contract issued by LNL. The annuity contract provides for participant contributions to the LNL segregated investment accounts, as described in Note 1.

                        Security-Connecticut Corporation
                          Savings & Profit Sharing Plan
                    Notes to Financial Statements (continued)



Note 3. Investments (continued)


     For the year ended December 31, 1995 and for the period from February 2, 1994, to December 31, 1994, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value by $2,395,678 and $(383,232) as follows:

                                                                Net Appreciation
                                                                  in Fair Value      Fair Value
                                                                 during the year   at end of year
                                                                 ---------------   --------------
Year ended December 31, 1995:
Investments at fair value as determined by quoted market price:

  Common Stock:
    Security-Connecticut Corporation Common Stock Account,
      113,227 shares                                               $   426,411      $ 3,071,282
    Lincoln National Corporation Common Stock Account,
      62,700 shares                                                  1,278,873        3,370,125
                                                                   -----------      -----------
                                                                     1,705,284        6,441,407
Investments at fair value as determined by redemption price:
  Segregated Investment Accounts:
    Lincoln National Life Insurance Company Separate Accounts:
      International Equity Account  (4,995.389 units)                      807           22,904
      Small Capitalization Equity Account  (29,056.758 units)            3,631           89,162
      Medium Capitalization Equity Account  (126,681.745 units)        220,504          991,678
      Large Capitalization Equity Account  (105,697.285 units)          91,255          506,214
      Core Equity Account  (147,901.055 units)                         277,824        1,016,316
      Value Equity Account  (15,982.436 units)                           2,770           21,671
      High Yield Bond Account  (2,469.985 units)                           276            4,639
      Government/Corporate Bond Account  (40,564.655 units)             29,700          194,884
      Government Bond Account  (136,070.926 units)                      21,685          196,976
      Short Term Account  (152,109.463 units)                           21,334          398,603
                                                                   -----------      -----------
                                                                       669,786        3,443,047
    Mutual Fund Investments:
      T. Rowe Price International Equity Account  (32,130.382 units)     1,882           35,774
      Strong Discovery Account  (41,208,394 units)                       5,229           59,052
      Fidelity Contrafund Account  (50,386.898 units)                    6,876           70,430
      Janus Account  (27,340.156 units)                                  2,464           36,131
      Fidelity Asset Manager Account  (3,614.445 units)                    176            4,191
                                                                   -----------      -----------
                                                                        16,627          205,578
    Diversified Investments:
      Aggressive Balanced Account  (14,893.615 units)                    1,471           18,269
      Balanced Account  (5,847.281 units)                                2,477           23,306
      Conservative Balanced Account  (1,743.085 units)                      33            2,053
                                                                   -----------      -----------
                                                                         3,981           43,628
Contract value as estimated by the Lincoln National
  Life Insurance Company:
    Unallocated insurance contracts                                                   3,054,562

Investments at estimated fair value:
  Participant loans receivable                                                          464,377
                                                                   -----------      -----------
    Total investments                                              $ 2,395,678      $13,652,599
                                                                   ===========      ===========





                        Security-Connecticut Corporation
                          Savings & Profit Sharing Plan
                    Notes to Financial Statements (continued)



Note 3. Investments (continued)
                                                                Net Appreciation
                                                                 (Depreciation)
                                                                  in Fair Value      Fair Value
                                                                during the period  at end of year
                                                                -----------------  --------------

Period ended December 31, 1994:
Investments at fair value as determined by quoted market price:

  Common Stock:
    Security-Connecticut Corporation Common Stock Account,
      73,688 shares                                               $   122,422      $ 1,657,980
    Lincoln National Corporation Common Stock Account,
      74,759 shares                                                  (448,414)       2,616,565
                                                                  -----------      -----------
                                                                     (325,992)       4,274,545
Investments at fair value as determined by redemption price:
  Segregated Investment Accounts:
    Lincoln National Life Insurance Company Separate Accounts:
      Medium Capitalization Equity Account  (108,105.179 units)       (26,994)         642,292
      Large Capitalization Equity Account  (71,483.610 units)         (23,715)         266,218
      Core Equity Account  (141,579.631 units)                         (9,728)         708,073
      Government/Corporate Bond Account  (31,064.908 units)            (4,670)         124,498
      Government Bond Account  (109,869.017 units)                     (2,951)         139,887
      Short Term Account  (137,443.860 units)                          10,818          340,421
                                                                  -----------      -----------
                                                                      (57,240)       2,221,389
Contract value as estimated by the Lincoln National
  Life Insurance Company:
    Unallocated insurance contracts                                                  2,707,860

Investments at Estimated Fair Value:
  Participant loans receivable                                                         425,148
                                                                  -----------      -----------
    Total investments                                             $  (383,232)     $ 9,628,942
                                                                  ===========      ===========

The fair value of individual investments that represent 5% or more of the Plan's assets is as follows:
                                                                          December 31,
                                                                     1995             1994
                                                                  -----------      -----------
Security-Connecticut Corporation Common Stock                     $ 3,071,282      $ 1,657,980
Lincoln National Corporation Common Stock                           3,370,125        2,616,565
Lincoln National Life Insurance Company
  Separate Accounts:
  Medium Capitalization Equity Account                                991,678          642,292
  Core Equity Account                                               1,016,316          708,073
Unallocated insurance contract with
  The Lincoln National Life Insurance Company                       3,054,562        2,707,860

                        Security-Connecticut Corporation
                          Savings & Profit Sharing Plan
                    Notes to Financial Statements (continued)



Note 4. Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts and shall not be subject to forfeiture.


Note 5. Income Tax Status

     The Internal  Revenue  Service has determined that the Plan qualifies under
Section 401(a) of the Internal Revenue Code (IRC) and, therefore, is not subject to tax under the present income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain it's qualification. The Plan's administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.


Note 6. Transactions with Parties-In-Interest

     All common stock and short-term cash investments of the Plan were held by Norwest Bank Fort Wayne, N.A.. All other investments of the Plan were held by The Lincoln National Life Insurance Company. Investment management fees incurred for the SCC and LNC Stock Funds were paid by the Company while all investment management fees for the other investment options were charged directly to earnings of the accounts based upon the market value of the respective investment options. All other administrative expenses for the Plan were paid by the Company.


Note 7. Subsequent Events

     Effective July 1, 1996, the administration of the Plan will be performed by Fidelity Institutional Retirement Services Company. Also effective July 1, 1996, eligibility requirements will be modified to allow participation in the Plan by employees of the Company and its subsidiaries who have both attained age twenty-one and completed six months of service. Participants will become eligible for matching contributions after completion of twelve full calendar months of service.



                        Security-Connecticut Corporation

                          Savings & Profit Sharing Plan

                       Assets Held for Investment Purposes

                                December 31, 1995

                                                 Description of
                                              Investment Including
                                                  Maturity Date,
Identity of Issue, Borrower,                Rate of Interest, Par or
  Lessor or Similar Party                         Maturity Value        Cost       Fair Value
- ----------------------------------------------------------------------------------------------
Common Stock-
  Security-Connecticut Corporation                  113,227 shares   $ 2,526,809   $ 3,071,282
  Lincoln National Corporation                       62,700 shares     2,414,198     3,370,125

                                                                     -----------   -----------
                                                                       4,941,007     6,441,407
Segregated investment accounts-
  Lincoln National Life Insurance Company
  Separate Accounts:
    International Equity Account                  4,995.389 units         22,124        22,904
    Small Capitalization Equity Account          29,056.758 units         85,590        89,162
    Medium Capitalization Equity Account        126,681.745 units        806,186       991,678
    Large Capitalization Equity Account         105,697.285 units        434,954       506,214
    Core Equity Account                         147,901.055 units        776,246     1,016,316
    Value Equity Account                         15,982.436 units         19,004        21,671
    High Yield Bond Account                       2,469.985 units          4,364         4,639
    Government/Corporate Bond Account            40,564.655 units        170,926       194,884
    Government Bond Account                     136,070.926 units        178,719       196,976
    Short Term Account                          152,109.463 units        375,114       398,603
                                                                     -----------   -----------
                                                                       2,873,227     3,443,047
  Mutual Fund Investments:
    T. Rowe Price International Equity Account   32,130.382 units         33,933        35,774
    Strong Discovery Account                     41,208.394 units         53,830        59,052
    Fidelity Contrafund Account                  50,386.898 units         63,877        70,430
    Janus Account                                27,340.156 units         33,775        36,131
    Fidelity Asset Manager Account                3,614.445 units          4,015         4,191
                                                                     -----------   -----------
                                                                         189,430       205,578
  Diversified Investments:
    Aggressive Balanced Account                  14,893.615 units         16,798        18,269
    Balanced Account                              5,847.281 units         20,831        23,306
    Conservative Balanced Account                 1,743.085 units          2,020         2,053
                                                                     -----------   -----------
                                                                          39,649        43,628
Unallocated insurance contracts-
  The Lincoln National Life
  Insurance Company                                                    3,054,562     3,054,562

Participant loans                          Various loans at interest
                                           rates varying from 6.5%
                                           to 11.0%, due from
                                            1996 to 2005                 464,377       464,377
                                                                     -----------   -----------
                                                                     $11,562,252   $13,652,599
                                                                     ===========   ===========


         Security-Connecticut Corporation Savings & Profit Sharing Plan
                             Reportable Transactions
                          Year Ended December 31, 1995

     (a)                        (b)                       (c)           (d)              (g)              (h)              (i)
                                                                                                       Fair Value
  Identity of                                            Cost          Total            Total         of Assets on         Net
 Party Involved            Description of Asset        of Assets   Purchase Price   Selling Price   Transaction Date   Gain (Loss)
- -----------------   --------------------------------   ---------   --------------   -------------   ----------------   -----------
Category (iii) - series of transactions in
  excess of 5 percent of plan assets

* Norwest Bank      Security-Connecticut Corporation  $  986,891       $  986,891                         $  986,891
  Fort Wayne, N.A.  common stock, 39,539 shares

* Norwest Bank      Lincoln National Corporation      $  464,319                       $  525,313         $  525,313      $ 60,994
  Fort Wayne, N.A.  common stock, 12,059 shares

* Norwest Bank      Norwest Short Term Investment
  Fort Wayne, N.A.    Account
                        Purchases                     $1,476,684       $1,476,684                         $1,476,684
                        Sales                          1,590,220                       $1,590,220          1,590,220

* The Lincoln       Unallocated insurance contract -
  National Life     The Lincoln National Life
  Insurance Co.       Insurance Company
                        Purchases                     $  703,786       $  703,786                         $  703,786
                        Sales                            507,579                       $  551,656            551,656      $ 44,077

* The Lincoln National Life Insurance Company and Norwest Bank Fort Wayne, N.A. are parties-in-interest.

Note: Columns (e) and (f) and categories (i), (ii) and (iv) are not applicable.